Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

08000652

25 January 2008

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cobra -1 Begins Drilling

Cue is pleased to announce that the Cobra -1 well began drilling this morning, 25 January 2008.

Cobra -1 is located in PPL-190, onshore Papua New Guinea, on trend with the Bilip -1 oil and gas discovery and the producing SE Gobe field.

Cobra will test a sub thrust four way dip closure that is assessed to have the potential to contain 30-40 million barrels of recoverable oil (Cue share 3.3 - 4.4 million barrels) unrisked.

The well will be drilled to a total depth of 3071 metres measured depth and is expected to take 60 days to drill

The participants in the PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

25 January 2008



Depth (m)
0
500
1000
1500
2000
2500
3000
3500
0
10
20
30
40
50
60
70
80
DARAI LIMESTONE
IERU FORMATION UNDIFF.
DARAI LIMESTONE
IERU FORMATION UNDIFF.
BAWIA
BAWIA
JUHA
ALENE
IERU FM. UNDIFF.
BAWIA
JUHA
ALENE
IMBURU
HEDINIA
IMBURU
IAGIFU
IMBURU
17 ½ " Cond, 16" csg @ 30m
14 ¾ " hole, 11 ¾ " csg @ 980m
10 5/8" X 12" hole, 9 5/8 " csg @ 1576m
8 ½ " hole, 7 5/8 " liner @ 2967m
6 ¾ " hole 3071m
Contingency 5 ½ " liner, 4 ¾ " hole
Estimated drilling time
Cue Energy Resources Limited

Figure 1.

Time – depth curve for Cobra-1



PPL190
South East Gobe Field
Wasuma
Gobe 7X
Gobe 4
SEG 9
SEG 8
SEG 10
Gobe 3X
SEG UNIT
SEG 13
SEG 5,6
SEG 12
SEG 2
SEG 14
PDL4
Cobra Prospect
Bilip_1
Bilip discovery
Beaver_1
Iehi-1
PN04-219
2375
2250
2125
2000
Cue Energy Resources Limited
Seismic Line
Depth Contour
Fault
0km
Scale
5km
POTENTIAL
Recoverable Oil 30 - 40 mmbbls
Cue Share 3.3 - 4.4 mmbbls
Chance of success 17%

Figure 2. Cobra-1location map and structure

END